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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)

                               (AMENDMENT NO. 4)*

                          Hanger Orthopedic Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41043F-208
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                               Page 1 of 11 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


--------------------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (BHCA), L.P.
           13-3371826
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
               -----------------------------------------------------------------
           (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------
    3.     SEC Use Only

           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                  ------------------------------
--------------------------------------------------------------------------------
                                        114,182 shares of the Issuer's Common
                                        Stock, $0.01 par value per share (the
                                        "Common Stock"), (assuming the
                                        conversion of the 7% Redeemable
                       Sole Voting      Preferred Stock, $0.01 par value per
Number of Shares   5.  Power            share (the "Preferred Stock")
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting Person       Shared Voting
With:              6.  Power
                                        --------------------------------------
                   -------------------------------------------------------------
                       Sole Dispositive 114,182 shares of Common Stock (assuming
                   7.  Power            the conversion of the Preferred Stock)
                                        --------------------------------------
                   -------------------------------------------------------------
                       Shared Dispositive
                   8.  Power
                                        --------------------------------------
                   -------------------------------------------------------------
  9.       Aggregate Amount Beneficially Owned    114,182 shares of Common Stock
           by Each Reporting Person               (assuming the conversion of
                                                  the Preferred Stock)
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.       Percent of Class Represented by Amount in Row (9)    0.6%
                                                                --------------
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PRELIMINARY NOTE: The information contained in this Schedule 13G has been filed to reflect: (i) the sale by the reporting Person of 26,500 shares of Preferred Stock; and (ii) the fact that J.P. Morgan Partners (BHCA), L.P. now holds less than 5.0% of the outstanding Common Stock.



                               Page 2 of 11 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


ITEM 1.

         (a)      NAME OF ISSUER:

                  Hanger Orthopedic Group, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Two Bethesda Metro Center, Suite 1200
                  Bethesda, Maryland 20814

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  J.P. Morgan Partners (BHCA), L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c)      CITIZENSHIP:

                  Delaware

         (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock, par value $0.01 per share

         (e)      CUSIP NUMBER:

                  41043F-208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.


ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  114,182 shares of Common Stock (assuming the conversion of the Preferred Stock).

         (b)      PERCENT OF CLASS:

                  0.6% (as of December 22, 2003).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:



                               Page 3 of 11 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


                  (i) Sole power to vote or to direct the vote: 114,182 shares of Common Stock.
                  (ii) Shared power to vote or to direct the vote: Not applicable.
                  (iii) Sole power to dispose or to direct the disposition of: 114,182 shares of Common Stock.
                  (iv) Shared power to dispose or to direct the disposition of: Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  As of December 22, 2003, J.P. Morgan Partners (BHCA), L.P. ceased to be the beneficial owner of five percent or more of the Common Stock of the Issuer and shall cease to be a reporting person pursuant to this Schedule 13G as of the effective date of this Amendment No. 4.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  (a) Not applicable.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 4 of 11 pages

                                  SCHEDULE 13G

ISSUER:  Hanger Orthopedic Group, Inc.                    CUSIP NO.:  41043F-208


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2003

                                         J.P. MORGAN PARTNERS (BHCA), L.P.


                                         By:  JPMP Master Fund Manager, L.P.,
                                                 its General Partner

                                         By:  JPMP Capital Corp.,
                                                 its General Partner

                                         By:  /s/ Mitchell Blutt
                                             -----------------------------------
                                             Name:    Mitchell Blutt
                                                      --------------------------
                                             Title:   Executive Vice President
                                                      --------------------------









                               Page 5 of 11 pages